May 13, 2010

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Northern Trust Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 26, 2010
File No. 0-5965

Dear Ms. Blye:

Reference is made to (a) your letter of March 23, 2010, commenting on certain disclosures made by Northern Trust Corporation (“Northern Trust” or “Corporation”) in its Form 10-K for the fiscal year ended December 31, 2009 and its 2009 annual report to shareholders, (b) the Corporation’s responses to those comments delivered by letter dated April 5, 2010 (“Response Letter”), and (c) your letter of April 30, 2010 regarding our Response Letter. The following is the Corporation’s response to the comments of the Securities and Exchange Commission (the “Commission”) staff in the April 30, 2010 letter.

In the following, the Commission staff’s comments are reproduced in bold typeface and Northern Trust’s response is set forth below in regular typeface.

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

May 13, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009 and 2009 Annual Report to Shareholders

General

1.

We note your response to the comments in our letter dated March 23, 2010. Please tell us whether your payments into, or receipt of payments originating in, the referenced countries includes payments by you or your subsidiaries to or through banks that are entities designated by the Treasury Department’s Office of Foreign Assets Control. If so, please expand your materiality analysis to address the possible reputational impact of banking activities involving payments to or through such entities.

Response:

Our payments into, or receipt of payments originating in, Iran, Syria, and Sudan involve only payments that are permitted under applicable laws and regulations and do not include payments by the Corporation or its subsidiaries to or from banks that are entities designated by the Treasury Department’s Office of Foreign Assets Control. The same screening software that we apply to detect prohibited payments to or from Iran, Syria, and Sudan also is employed to block or reject, as required, payments to or from designated entities that are banks, whether or not the identity of the actual recipient or originator of the payment would require us to block or reject the payment.

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

May 13, 2010

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call William L. Morrison at 312/444-5328 or Joyce M. St. Clair at 312/630-6636.

Very truly yours,

/s/ William L. Morrison
William L. Morrison Executive Vice President and Chief Financial Officer

/s/ Joyce M. St. Clair
Joyce M. St. Clair Executive Vice President and Head of Corporate Risk Management

cc: Jennifer Hardy, Esq.